SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON APRIL 28, 2010, DRAWN UP IN SUMMARY FORMAT.

Companies Registry (NIRE): 33300011595

Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001-04

Date:              April 28, 2010.

Time:              6:00 p.m.

Venue:           Av. Brig. Faria Lima, 3400, 20º andar, in the city and state of São Paulo. The meeting was held through conference call.

Attendance:   Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Fernando Perrone, Jacks Rabinovich and Yoshiaki Nakano -  Board Members; Claudia Maria Sarti - Secretary of the Meeting.

Agenda – Payment of Interest on Equity - As a complement to the resolution taken by the Board of Directors on December 17, 2009, which approved the payment of R$320,000,000.00 as Interest on Equity, in two installments, the first of which in the amount of R$ 250,000,000.00 paid on December 29, 2009, the Board of Directors, in a meeting held on the present date, approved the payment of the second installment, in the amount of R$ 70,000,000.00 as of April 30, 2010.

The gross amount is equivalent to R$ 0.096024 per share. Except for those shareholders proven to be immune or exempt, this amount is subject to withholding income tax at the rate of 15%.  Shareholders domiciled in a country which does not have income tax or in which the maximum rate is below 20% will be subject to withholding income tax at the rate of 25%, pursuant to the provisions in article 8 of Law 9,779/99. Taking into consideration the withholding tax rate of 15%, net amount to be paid will be R$ 0.081620 per share.

Shareholders registered in the records of the depositary institution, Itaú Corretora de Valores S.A. on December 17, 2009 will be entitled to receive said Interest on Equity.

This is a free English translation of the original minutes filed at the Company’s Headquarters.

Claudia Maria Sarti

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.